UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2013 (Report No. 1)

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

4 HaNechoshet Street, Tel-Aviv, Israel 69710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  N/A

THE INFORMATION SET FORTH IN THIS REPORT ON FORM 6-K OF THE REGISTRANT IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION NOS. 333-188714, 333-171781, 333-152010 AND 333-133968), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Contents

On October 4, 2013, Perion Network Ltd., an Israeli company (the “Company”), issued a press release calling an Extraordinary General Meeting of Shareholders that will take place on November 18, 2013 in order to approve, among others, the Share Purchase Agreement, dated September 16, 2013, by and among the Company, Conduit Ltd., and ClientConnect Ltd. A copy of the Company’s press release announcing the Extraordinary General Meeting is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perion Network Ltd.

By:	/s/ Limor Gershoni Levy
Name:	Limor Gershoni Levy
Title:	Corporate Secretary &
General Counsel
Date: October 4, 2013

Exhibit Index

Exhibit 99.1:	Press Release: Perion Calls Shareholder Meeting to Approve Transaction with Conduit and ClientConnect and Other Matters, dated October 4, 2013.